NEW STUDY RESULTS FURTHER ENHANCES THE ROLE OF ELOXATIN® IN EARLY AND ADVANCED STAGES OF COLON CANCER

Major data presented at ASCO 2005 on Eloxatin® in combination with other chemotherapeutic drugs and with new targeted agents

Paris, France – May 18, 2005 - Sanofi-aventis announced today the results of key trials on the anti-cancer drug Eloxatin® (oxaliplatin for injection), presented at the 2005 Annual Meeting of the American Society of Clinical Oncology (ASCO) in Orlando, Florida. The study findings provide additional positive data on Eloxatin® in various stages of colon cancer, either in combination with 5-fluorouracil (5-FU) plus leucovorin (LV) (5-FU/LV) or with biological agents such as bevacizumab (Avastin®), cetuximab (Erbitux®) and PTK/ZK.

New data from large US cooperative-group trial further reinforces the role of Eloxatin® -based therapy in the adjuvant colon cancer setting

The results of a major phase III trial – the National Surgical Adjuvant Breast and Bowel Project (NSABP) Protocol C-07 – in the adjuvant treatment of colon cancer were announced. This pivotal trial compared a weekly bolus 5-FU/LV plus Eloxatin® (FLOX) with standard weekly bolus 5-FU/LV (FULV) in the treatment of 2,407 patients with stages II (28.6%) and III (71.4%) colon cancer. The study showed that the probability of remaining disease-free at 3 years was significantly higher with the Eloxatin®-based regimen compared to weekly 5-FU/LV. Disease-free survival rates were 76.5% with 5-FU/LV + Eloxatin® and 71.6% with 5-FU/LV alone, a statistically significant 21% risk reduction in favour of Eloxatin®-based therapy (p<0.0004) . These findings follow the results of the MOSAIC trial announced at ASCO’s annual meeting two years ago.

“Although the schedules of the two trials differed, the results of NSABP Protocol C-07 echo those of the MOSAIC trial and further reinforce the important role that Eloxatin®-based therapy has come to play in the treatment of early stage colon cancer,” said Norman Wolmark MD Chairman of the Department of Human Oncology at the Allegheny Cancer Center in Pittsburgh and principal investigator of the NSABP Protocol C-07 trial. . “What we have been able to achieve in the adjuvant setting through these two trials draws upon the demonstrated efficacy and safety of Eloxatin®-based therapy in the treatment of metastatic colon cancer,” he added.

Further data from the MOSAIC trial were also presented at the ASCO 2005 meeting. As of January 2005 (with a median follow-up of 56.2 months), a disease-free survival analysis at 4 years (76.4% for infusional 5-FU/LV with the addition of Eloxatin® (FOLFOX 4) vs. 69.8% for 5-FU/LV – p< 0.001) confirms the benefit of the FOLFOX 4 regimen obtained at three years (78.8% for FOLFOX 4 vs 73.2% for LV5FU2). With 82% of patients still alive, survival data are not yet mature and patient follow-up is ongoing for the final overall survival analysis.

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In both trials, the main adverse event associated with Eloxatin® was sensory neuropathy, a condition affecting sensitive nerves in the hands and feet, causing tingling and numbness. In the NSABP Protocol C-07 trial, grade 3 neurosensory toxicity was noted in 8% of patients on FLOX and 1% of those receiving FULV. In comparison, grade 3 neurosensory toxicity affected 12.4% of patients overall In the MOSAIC trial. However, the neurotoxicity proved reversible in the majority of cases and 12 months after discontinuation of therapy, 1.1% of patients had residual grade 3 peripheral neuropathy.

Eloxatin® -based therapy central to research on targeted agents in metastatic colorectal cancer

New data from studies on Eloxatin® -based therapy in combination with the new biological agents such as bevacizumab, cetuximab and PTK/ZK were also highlighted at ASCO 2005.

Results of the Eastern Cooperative Oncology Group (ECOG) E3200 trial demonstrated increased survival with Eloxatin® -based therapy (FOLFOX4) when combined with high-dose bevacizumab in previously treated metastatic colorectal cancer patients. Patients receiving bevacizumab in addition to Eloxatin® -based therapy (FOLFOX4) had a statistically significant higher median survival of 12.5 months versus 10.8 months with FOLFOX4 alone (p=0.0018) . A total of 829 patients were enrolled in the study between October 2001 and April 2003.

Treatment toxicities observed in this study were consistent with those side effects observed in other clinical trials in which bevacizumab was combined with chemotherapy. Side effects included neuropathy (problems with nerve function) for FOLFOX4 and high blood pressure and bleeding for bevacizumab.

“The importance of the findings from E3200 has to do with the fact that FOLFOX is now considered by many to represent optimal first-line therapy for metastatic colorectal cancer,” said Bruce J. Giantonio, MD of the University of Pennsylvania on behalf of the investigators of the E3200 trial during an oral presentation of the study results at ASCO 2005.

The E3200 study was sponsored by the National Cancer Institute (NCI) and conducted by a network of researchers led by the ECOG.

Preliminary data from an international phase II trial, ACROBAT show that cetuximab in combination with the standard first-line treatment of FOLFOX-4 regimen yielded an overall response rate of 81% and delayed time to disease progression by 12.3 months with 52% of patients free from disease progression at 12 months.

“These results are encouraging as Erbitux® in combination with FOLFOX-4 is showing some of the highest response rates ever reported in the first-line setting,” said Dr. Josep Tabernero, Vall d’Hebron University Hospital, Barcelona. “Further long-term data will be required and we look forward to the results of the ongoing Phase III trials,” he added.

The randomised Phase III trial, EXPLORE, demonstrated that the use of the combination of FOLFOX-4 and cetuximab is active in the second line treatment of patients with metastatic colorectal cancer who had received irinotecan in first line. Although this study was designed to accrue 1,100 patients, due to recent changes in clinical practice resulting in the replacement of irinotecan with oxaliplatin in the first line setting, accrual to the trial was stopped with a total of 102 patients randomised.

In the CONFIRM-1 trial, a Phase III study comparing the efficacy of FOLFOX-4 in combination with oral PTK/ZK with FOLFOX-4 in combination with placebo for the first-line treatment of metastatic colorectal cancer, patients receiving FOLFOX-4 in combination with PTK/ZK had a 12% reduction in the

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risk of progression when determined by central radiologic review, which was not statistically significant. However, progression-free survival (PFS) determined by investigator review was statistically significant (p=0.026) . It is now necessary to await survival data from this trial which will not be available until 2006.

“The various findings from trials using the FOLFOX combination with new biological agents show that Eloxatin® -based therapy is central to research on the new targeted agents in the treatment of colon cancer,” said Professor Aimery de Gramont, Hôpital Saint Antoine in Paris, principal investigator of the MOSAIC trial.

“Eloxatin® is indeed the foundation chemotherapy for colon cancer treatment whether in combination with other cytotoxic agents or with the new biological agents,” he added.

About ELOXATIN®
In Europe

Eloxatin® received approval in France for the second-line treatment of metastatic colorectal cancer in April 1996, and as a first-line treatment in April 1998. In July 1999, Eloxatin® was approved for the first-line treatment of advanced colorectal cancer in major European countries through the mutual recognition procedure, France being the Reference Member State.

Eloxatin® successfully completed a Mutual Recognition Procedure in Europe in December 2003, which allowed the product to be marketed for the treatment of metastatic colorectal cancer in combination with 5-fluorouracil and folinic acid (i.e., in first- and second-line treatment).

In September 2004, the indication for Eloxatin® was extended in Europe, again through the Mutual Recognition Procedure, to include the “Adjuvant treatment of stage III (Dukes’ C) colon cancer after complete resection of primary tumor.”

In the United States

In the United States, Eloxatin®, in combination with infusional 5-FU/LV, received approval on January 9, 2004, for the first-line treatment of advanced carcinoma of the colon or rectum (ie, first therapy for patients with metastatic colorectal cancer). This same Eloxatin®-based combination had initially (August 2002) received FDA approval for second-line treatment, (ie, therapy for previously treated patients with metastatic colorectal cancer).

On November 4, 2004, this Eloxatin® -based regimen was approved for the adjuvant treatment of stage III (Dukes’ C) colon cancer after complete resection of the primary tumor.

Eloxatin® was developed in association with Debiopharm SA and is currently marketed by the sanofi-aventis Group in more than 60 countries.

Bevacizumab is manufactured by Genentech, Inc., and is used with intravenous 5-FU–based chemotherapy in the first-line treatment of patients with metastatic cancer of the colon or rectum.

Colorectal Cancer as a Leading Cause of Death

Every year, about one million new cases of colorectal cancer are diagnosed worldwide.i About 194,000 new cases are detected in Europe and 150,000 in the United States. According to the American Cancer Society, colorectal cancer is the second leading cause of cancer-related death in the United States, accounting for 10% to 15% of all cancer deaths. Over a lifetime, about 1 in 18 people develop colorectal

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cancer and more than 56,000 people die from it in the United States each year.ii In Europe, 94,000 people die from colorectal cancer each year.iii

Colorectal cancer is cancer that begins in the cells that line the colon or rectum. When these cancer cells spread away from the colon to distant locations in the body, the cancer is referred to as metastatic. Cancer cells may spread, or metastasize, through the blood or lymphatic system, or directly grow into tissues adjacent to the original cancer.

A diagnosis of colorectal cancer is associated with a stage, which reflects the extent of the cancer and whether it has spread. Patients with colorectal cancer that has spread to distant organs or tissues are said to have advanced, or metastatic, colorectal cancer, also known as stage IV colorectal cancer. Patients with advanced colorectal cancer can now more confidently expect to live twice as long as they could only a few years ago.

Further Development in Other Types of Cancer

An extensive worldwide clinical development program is ongoing to explore the potential benefits of Eloxatin® (oxaliplatin for injection) in other types of cancer.

Clinical Considerations for ELOXATIN

ELOXATIN, used in combination with infusional 5-FU/LV, is indicated for adjuvant treatment of stage III colon cancer patients who have undergone complete resection of the primary tumor. The indication is based on an improvement in disease-free survival, with no demonstrated benefit in overall survival after a median follow-up of 4 years.

ELOXATIN, used in combination with infusional 5-FU/LV, is indicated for the treatment of advanced carcinoma of the colon or rectum.

ELOXATIN should be administered under the supervision of a qualified physician experienced in the use of cancer chemotherapeutic agents. Appropriate management of therapy and complications is possible only when adequate diagnostic and treatment facilities are readily available.

Anaphylactic-like reactions to ELOXATIN have been reported, and may occur within minutes of ELOXATIN administration. Epinephrine, corticosteroids, and antihistamines have been employed to alleviate symptoms.

ELOXATIN should be administered under the supervision of a qualified physician experienced in the use of cancer chemotherapeutic agents. Appropriate management of therapy and complications is possible only when adequate diagnostic and treatment facilities are readily available.

Anaphylactic-like reactions to ELOXATIN have been reported, and may occur within minutes of ELOXATIN administration. Epinephrine, corticosteroids, and antihistamines have been employed to alleviate symptoms.

Adjuvant Colon Cancer Setting
The incidence of grade 3 or grade 4 events was 70% and 31% on the ELOXATIN combination arm and infusional 5-FU/LV arm, respectively. Granulocytopenia, paresthesia, diarrhea, vomiting, and nausea were the most common grade 3 or 4 adverse events. Paresthesia was seen in 92% of patients on the ELOXATIN combination; 21% had residual paresthesia at 18-month follow-up. Three percent and 0.5% had grade 2 and 3 paresthesias, respectively, at 18-month follow-up. Grade 3 or 4 hypersensitivity was noted in 3% and may require discontinuation of therapy. Hepatotoxicity, evidenced by increase in transaminases (57% vs 34%) and alkaline phosphatases (42% vs 20%), was observed more commonly in the ELOXATIN arm. The incidence of increased bilirubin was similar on both arms. Hepatic vascular disorders should be considered and investigated if abnormal liver function tests or portal hypertension are present and cannot be explained by liver metastases or other known etiologies.

Advanced Colorectal Cancer Setting
Fatigue, neuropathy, nausea, vomiting, diarrhea, stomatitis, neutropenia, and thrombocytopenia were the more common adverse events. Neither febrile neutropenia nor requirement for platelet transfusion was increased as compared to treatment with irinotecan plus bolus 5-FU/LV. Eloxatin™ (oxaliplatin for injection) has been associated with pulmonary fibrosis (<1% of study patients), which may be fatal. There have been reports while on study from clinical trials and from postmarketing surveillance of prolonged

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prothrombin time and INR occasionally associated with hemorrhage in patients who received ELOXATIN plus 5-FU/LV while on anticoagulants. Patients requiring oral anticoagulants may require closer monitoring. Hypersensitivity has been observed (<2% grade 3/4) in clinical studies and trials. It was usually managed with standard epinephrine, corticosteroid, and antihistamine therapy, and may require discontinuation of ELOXATIN therapy.

Full prescribing information, including clinical trial information, safety, dosing, drug-drug interactions, and contraindications, is available at www.fda.gov/cder/foi/label/2004/021492s004lbl.pdf

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY)

The sanofi-aventis Group conducts its business in the United States through its subsidiaries Sanofi-Synthélabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on

Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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i Boyle P, Leon ME. Epidemiology of colorectal cancer. Br Med Bull. 2002;64:1-25.

ii American Cancer Society. Cancer Facts & Figures 2004. Available at: http://www.cancer.org/downloads/STT/CAFF_finalPWSecured.pdf. Accessed September 7, 2004.

iii GLOBOCAN 2002. Cancer Incidence, Mortality and Prevalence Worldwide. IARC Press. September 30, 2004.

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